

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

SafeCode Drug Technologies Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: SafeCode Drug Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-174167**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1. Please provide us your analysis of how delaying your offering for one month is consistent with Rule 415 given that you are not eligible to rely on the Rule 415(a)(1)(x) which permits delayed offerings.

Prospectus Cover Page, page 3

2. Please reconcile your disclosures regarding your offering price of $0.05 per share and $0.005 per share.

3. Please expand your statement that there is no minimum number of shares that you must sell to highlight the amount that you need to fund your current operations and avoid the need to file for protection under bankruptcy laws. Likewise, please prominently highlight this issue in your prospectus summary and explain that, because you can use the offering proceeds even before you raise a sufficient amount to delay a bankruptcy filing, investors

may lose their entire investment before they know whether you have raised sufficient proceeds to pay your current liabilities.

Our Company, page 5

4. If a functioning product has not yet been developed and you have not yet obtained objective evidence that the invention can reliably perform the functions you describe, please say so prominently in this section and remove any implication to the contrary.

Risk Factors, page 8

5. We note that you are a newly formed entity with limited operations and that you have no employees other than your current directors and officers. Please revise to include a risk factor regarding the impact of this factor on your internal control over financial reporting. Though you are not currently required to perform an evaluation of your internal control over financial reporting as outlined in Item 308 of Regulation S-K, to the extent that you are aware of any material weaknesses or significant deficiencies in your internal control over financial reporting, you should revise this filing to disclose those items and their potential impact on your financial statements.

6. Please provide us your analysis of the risks resulting from the fact that the title of the invention used in the assignment agreement in exhibit 10.1 differs from the title of the invention at the top of exhibit 10.1.

Our auditors have expressed substantial doubt…, page 9

7. In an appropriate section of your document, please clarify how you determined that you must raise $38,500 to avoid suspension of operations.

We may be subject to intellectual property litigation…, page 12

8. Please clarify why you can "only review the current market offerings" so that investors can understand why you cannot examine issued patents that have not yet resulted in a "market offering."

You will experience difficulties…, page 12

9. Please clarify the reasons for the uncertainties represented by your use of the term "may" throughout this risk factor.

The offering price…, page 13

10. Please reconcile your reference to management's valuation that you mention here with your disclosure on page 15 that no valuation was prepared. Please provide us a copy of any valuation analyses that you conducted.

State securities laws…, page 14

11.   We note your disclosure in the second paragraph that you intend to file a Form
         8-A after your registration statement becomes effective. Please add a risk factor to
         explain the material risks to investors if you do not file a Form 8-A; include the effect of
         the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act
         and the inapplicability of Section 16 and proxy rules.

12.   Please reconcile your disclosure in the last paragraph of this risk factor regarding who
         will distribute your securities with your disclosure on page 27.

General Development, page 16

13.   We note your disclosure in the second and fourth paragraphs. Please revise to describe
         clearly the number of products needed to achieve the intended purpose or benefits, the
         steps care providers will be required to take to set up or use products based on your
         technology, and the disadvantages and limitations of these products such as costs and the
         possibility or likelihood of human error. For example, would a hospital or care center
         need a protector for each medicine container, pill box, syringe, infusion bag and valve,
         vial, *etc*. for each patient? Would the hospital or care center require a separate computer
         with special voice recognition software in each room in which it administers medicine to
         patients? Would the medical staff need to place each medication for each patient in a
         separate locked drug container, affix the proper patient bar code to that container, and
         connect the locked container so that it may communicate with the computer interface
         before the doctor or nurse may speak the name and dosage of the prescription into the
         microphone to unlock the container so that medicine may be administered? Is there a
         material risk that human error in setting up or using the product would result in
         administering the wrong dose or medication to the patient? How feasible is the use of
         such a product in an emergency care setting?

14.   Please describe the type of customer to whom you will market your technology. For
         example, what type of companies might be interested in entering into a license
         relationship with you? Where are those companies located? Is the market dominated by
         some potential customers?

15.   Please clarify what part of the potential product that you describe is your proprietary
         technology.

16.   Please tell us:
         • what you know about the experience and background of the inventor of the
           technology;
         • the history of that seller's development or acquisition of the patent;
         • all relationships between (1) the seller and (2) you and your affiliates;
         • why the seller had not been able to commercialize the patent;

- whether a prototype was ever built to test the capabilities of the potential product that you describe; and
- the results of any testing, including any information you have regarding the ability of the technology to perform as you expect, reliability and cost-effectiveness.

17.   Please reconcile your disclosure, such as in the fifth paragraph, that the development of a commercial product will be carried out by third party partners with your disclosure, such as in Note 1 on page F-7, that your business plan is to patent and develop a commercial application of a voice enabled protector.

18.   Please tell us how your disclosure in the penultimate paragraph is consistent with your disclosure in the last sentence of the last paragraph on page 14.

Intellectual Property, page 17

19.   We note your disclosure regarding your patent-pending technology. Please revise to clarify where your patent application is pending and where you are in the patent application process. Also disclose when any issued patent would expire.

20.   We note the reference to United States Patent Number 7,347,841 in paragraph [00014] of Exhibit 10.1. Please explain the reference to this patented technology and revise your disclosure as appropriate. For example, please explain how your patent-pending technology relies on the patented technology, whether you are authorized to use the patented technology, or whether third-party manufacturers will need to license this patented technology or purchase the patented components to develop a product based on your technology.

Competition, page 17

21.   We note your disclosure here and your disclosure on page 12 regarding no similar device. Please tell us how your product differs from the technology owned by Medisafe 1 Technologies Corp. Also tell us about all relationships between you and that company.

22.   Please tell us why you believe the second sentence of the second paragraph satisfies your disclosure obligation per Regulation S-K Item 101(h)(4)(viii) and (ix).

General Working Capital, page 20

23.   Please tell us how your disclosure in the third paragraph is consistent with your disclosure of gross proceeds, offering expenses, and net offering proceeds on page 14 and amounts to be used for general working capital on page 19.

Analysis of Financial Condition and Results of Operations, page 21

24.   Given what you paid for the technology as disclosed on page 16, please discuss what is included in the "Patent" row of your Statement of Operations on page F-4.

Certain Relationships and Related Transactions, page 25

25.   Please disclose when your affiliates paid you for their subscribed shares. We note that, according to your financial statements, the amount remained outstanding at the end of your fiscal year although the securities were issued. Disclose whether you charged any interest on the amount your affiliates owed to you for their shares, and if so the interest rate and amount of interest you collected.

Director Independence, page 25

26.   Please identify which directors are independent as required by Regulation S-K Item 407(a).

Our Common Stock, page 26

27.   We note your disclosure that holders of shares of your common stock do not have cumulative voting rights. Please tell us how this is consistent with the third sentence of Article V, Section 2 of Exhibit 3.2.

28.   We note your disclosure that your outstanding shares are non-assessable. Please tell us how this is consistent with Article X, Section 6 of Exhibit 3.2.

29.   Please revise to describe briefly any provision of your Articles of Incorporation or By-laws that would have an effect of delaying, deferring, or preventing a change in control. Refer to Regulation S-K Item 202(a)(5). For example, we note the restrictions on the ability of shareholders to call meetings in Article III and authority of your board of directors to set the size of your board and appoint directors in Article V of Exhibit 3.2.

30.   Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

Our Preferred Stock, page 26

31.   We note your disclosure that you are not authorized to issue shares of preferred stock. We also note the second sentence of Article X, Section 1 of Exhibit 3.2. With a view toward appropriate disclosure, please tell us whether you can authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.

Offering Period and Expiration Date, page 28

32.   We note your disclosure that investors have rights as your shareholders once they execute
        and deliver the subscription agreement with funds. We also note that exhibit 99.1
        suggests that you can reject a subscription with 12 business days. Please describe your
        ability to reject subscriptions, and clarify when the investors who had shareholder rights
        when they executed and delivered the subscription agreement with funds will lose those
        rights upon rejection of their subscriptions.

Financial Statements, page F-1

33.   Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Report of Registered Independent Auditors, page F-2

34.   We note that your independent registered accounting firm's report was signed by a U.S.
        audit firm and that the report appears to have been issued in Baltimore, Maryland. We
        note that you are based in Israel. Please explain to us the circumstances surrounding your
        audit that enabled the independent registered accounting firm's report to be issued in
        Baltimore, Maryland. Tell us whether you maintain your books and records in
        accordance with U.S. GAAP or another basis of GAAP. If your books and records are
        not maintained based on U.S. GAAP, tell us who was responsible for converting the
        financial statements to U.S. GAAP.

Balance Sheet, page F-3

35.   Please provide us with details of the significant components of your accounts payable and
        accrued expenses. Revise your footnotes, as necessary to disclose any significant
        components of this balance.

Note 1. Summary of Significant Accounting Policies, page F-7

– Common Stock Registration Expenses, page F-8

36.   Please revise your footnote to clearly disclose your accounting policy for your deferred
        offering costs.

Note 8. Subsequent Events, page F-11

37.   Please revise to include the disclosure required by paragraph 855-10-50-4 of the FASB
        Accounting Standards Codification.

Indemnification, page 31

38.   Please reconcile your disclosure here regarding the contents of your Certificate of Incorporation with the document you filed as exhibit 3.1.

Item 27. Undertakings, page 33

39.   Please provide the undertakings in the form required by Regulation S-K Item 512. For example, we note your changes to the language required by Regulation S-K Item 512(a)(1)(iii) and 512(a)(6).

Exhibit 5.1

40.   Please file a revised opinion to clarify which "securities set forth in the Registration Statement" are the subject of the paragraph numbered 3 in this exhibit.

Exhibit 10.1

41.   We note that Exhibit 10.1 is unsigned and not dated and contains a blank in one of its sections. Please file as an exhibit the complete, final, executed agreement. See Rule 406.

Exhibit 23.1

42.   Prior to requesting effectiveness, please file an updated consent from your independent auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile): John A. Cacchioli, Esq.